

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2018

Robert C. Lyons
Chief Financial Officer
GATX CORP
222 West Adams Street
Chicago, IL 60606-5314

      Re: GATX Corporation
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 21, 2018
          File No. 001-02328

Dear Mr. Lyons:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Division of Corporation Finance
                                        Office of Transportation and Leisure